TMM COMPANY CONTACT:          AT DRESNER CORPORATE SERVICES:
Jacinto Marina, Deputy CEO                                        Kristine Walczak (investors, analysts, media)
011-525-55-629-8718                                                   312-726-3600
jacinto.marina@tmm.com.mx          kwalczak@dresnerco.com

Monica Azar, Investor Relations
011-525-55-629-8703
monica.azar@tmm.com.mx

GRUPO TMM REPORTS FOURTH-QUARTER AND FULL-YEAR 2012 FINANCIAL RESULTS
(In Millions of Mexican Pesos)

* Free cash flow positive in the 2012 full year
* Offshore fleet utilization at 90% in the 2012 full year

(Mexico City, April 1, 2013) – Grupo TMM, S.A.B. (OTC: GTMAY and BMV: TMM A; “TMM” or the “Company”), a Mexican intermodal transportation and logistics Company, reported today its financial results for the fourth quarter and full year of 2012.

FOURTH-QUARTER AND FULL-YEAR 2012 OPERATING AND FINANCIAL RESULTS
Compared to the same periods of last year, consolidated revenue in the 2012 fourth quarter and 2012 full year decreased 7.0 percent and 0.3 percent, respectively.

Fourth-quarter 2012 consolidated operating profit was $50.3 million pesos, improving from an operating loss of $191.1 million pesos recorded in the fourth quarter of 2011. The operating loss incurred in the 2011 fourth quarter included one-time charges of $132.1 million pesos associated with a provision and impairment of assets related to certain Logistics assets. Additionally, fourth-quarter 2011 other expense-net included $74.2 million pesos related to a reserve for expenses associated with an arbitrage at the Maritime division and $48.6 million pesos from the cancelation of certain tax incentives.

Full-year 2012 consolidated operating profit increased to $248.0 million pesos compared to $74.9 million pesos in the 2011 full year. Consolidated operating profit in the 2012 full year included a one-time charge of $81.3 million pesos associated with a provision related to certain Logistics assets. Additionally, full-year 2012 other income-net included a profit of $74.2 million pesos from the acquisition of a subsidiary in January 2012.

Consolidated operating profit in the 2011 full year was negatively impacted by one-time charges of $193.9 million pesos associated with a provision and impairment of assets related to certain Logistics assets. Additionally, full-year 2011 other expense-net included $83.6 million pesos related to a reserve for expenses associated with an arbitrage at the Maritime division, partially offset by a $54.5 million pesos tax benefit.

Excluding the above, non-recurrent events, consolidated operating profit in the fourth quarter of 2012 was $55.0 million pesos compared to $75.0 million pesos in the same period of 2011, and consolidated operating profit in the 2012 full year was $217.4 million pesos compared to $298.7 million in the 2011 full year.

Consolidated EBITDA in the 2012 fourth quarter improved 65.7 percent to $216.2 million pesos compared to $130.5 million pesos in the same period of last year. Consolidated EBITDA in the 2012 full year improved 8.4 percent to $943.9 million pesos compared to $870.6 million pesos in the 2011 full year.

Net interest expense in the 2012 full year was $841.4 million pesos. EBITDA minus interest expense resulted in free cash flow of $102.5 million pesos in the 2012 full year.

Maritime revenue decreased 11.4 percent in the 2012 fourth quarter compared to the same period last year, mainly due to having one unemployed product tanker and one offshore vessel in maintenance in the 2012 reported quarter. This revenue loss was partially offset by a revenue increase at harbor tugs, mainly due to the addition of tug services to a new Liquefied Natural Gas, or LNG, terminal at Manzanillo in March of 2012, and to higher average daily tariffs, and by a revenue increase at chemical tankers, attributable to having one more vessel in operation in the 2012 reported quarter compared to the same quarter last year.

Maritime revenue increased 2.6 percent in the 2012 full year compared to the same period of last year as a result of improvements at all business segments except for product tankers, where revenue was impacted by one unemployed tanker throughout the second half of 2012. Additionally, the Company’s shipyard contributed $50.5 million pesos to this division’s revenue in the 2012 full year.

Maritime operating profit decreased 46.4 percent in the 2012 fourth quarter compared to the same period of last year impacted by lower revenue at product tankers and offshore. Also, in the 2012 fourth quarter, the offshore division incurred higher operating costs primarily attributable to having one vessel in maintenance and to certain vessels operating in the spot market during the 2012 reported quarter. The operating profit decrease in the 2012 fourth quarter was partially offset by a 29.7 percent profit increase at harbor tugs mainly due to the addition of services to the new LNG terminal.

Maritime operating profit decreased 15.4 percent in the 2012 full year compared to the 2011 full year, as a result of having two unemployed vessels for certain periods of time throughout the year, and to certain offshore vessels operating in the spot market in the 2012 reported quarter, as stated above, partially offset by a profit improvement of 141.2 percent, or $11.3 million pesos, at chemical tankers due to higher average daily tariffs and cost efficiencies. Additionally, the Company’s shipyard contributed $11.9 million pesos of operating profit in the 2012 full year.

Maritime’s EBITDA for the 2012 fourth quarter declined 22.7 percent to $218.2 million pesos, compared with $282.4 million pesos in the 2011 fourth quarter. Maritime’s EBITDA in the 2012 full year fell 3.5 percent to $981.9 million pesos compared to $1,017.7 million pesos in the 2011 full year.

Ports and Terminals revenue grew 24.4 percent and 6.0 percent in the 2012 fourth quarter and 2012 full year, respectively, compared to the same periods of 2011. In the 2012 fourth quarter, revenue at the automotive segment increased 50.6 percent to $39.3 million pesos due to higher volumes and tariffs compared to the 2011 fourth quarter. Also, compared to the 2011 fourth quarter, maintenance and repair revenue increased 19.0 percent to $28.8 million pesos as a result of higher volumes in the 2012 fourth quarter, mainly at the Veracruz facility.

Ports and Terminals revenue in the 2012 full year was negatively impacted by revenue losses at Acapulco, due to a sustained reduction of ship calls at this Port, year over year, and also to lower volumes at shipping agencies.

Ports and Terminals operating profit increased 44.5 percent in the 2012 fourth quarter, mainly due to improvements at the automotive segment and to cost efficiencies at maintenance and repair. In the 2012 full year, Ports and Terminals operating profit declined 13.6 percent compared to the 2011 full year, driven mainly by profit reductions at Acapulco due to a paramount decrease of ship calls at this Port and to a reduction in volumes at shipping agencies.

Logistics revenue decreased 6.8 percent and 9.7 percent in the 2012 fourth quarter and full year, respectively, compared to the same periods of 2011. In the 2012 full year, the warehousing business closed at break-even compared to an operating loss in the 2011 full year.

DEBT
As of December 31, 2012, TMM’s total net debt was $9,734.8 million pesos. In 2012, the Company paid approximately $540.7 million pesos of its Trust Certificates debt, including a capital prepayment of $15.4 million pesos. Likewise, on February 15, 2013, TMM paid approximately $395.0 million pesos of such debt, including a capital prepayment of $5.0 million pesos. Finally, of TMM’s total debt, only $332.6 million pesos, or 3.1 percent, is short term.

Total Debt*
– millions of pesos –

	As of 12/31/11	As of 12/31/12
Mexican Trust Certificates (1)	$9,544.1	$9,839.8
Other Corporate Debt	951.5	984.0
Total Debt	$10,495.6	$10,823.8
Cash	1,075.7	1,089.0
Net Debt	$9,419.9	$9,734.8

*Book Value
(1) 20-year term, non- recourse to the Company and rated “AA” by HR Ratings de México

NOTE
Due to changes in the economic environment and to the fact that TMM’s current operations are concentrated in Mexico; on February 26, 2013, the Company announced its decision to change its functional and reporting currency from the U.S. dollar to the Mexican peso effective January 1, 2012.

This change was based on the International Accounting Standard 21 “The Effect of Changes in Foreign Exchanges”, which states among others, that an entity shall apply the translation procedures applicable to the new functional currency prospectively from the date of the change. The exchange rate used at January 1, 2012 was 13.9476 pesos/dollar.

Additionally, as the change in functional and reporting currency was driven by economic circumstances, there is no requirement to do any retrospective adjustments. (International Accounting Standard 8 “Accounting Policies, Changes in Accounting Estimates and Errors”).

Included in this press release are certain forward-looking statements within the meaning of Section27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements speak only as of the date they are made and are based on the beliefs of the Company's management as well as on assumptions made. Actual results could differ materially from those included in such forward-looking statements. Readers are cautioned that all forward-looking statements involve risks and uncertainty. The following factors could cause actual results to differ materially from such forward-looking statements: global, US and Mexican economic and social conditions; the effect of the North American Free Trade Agreement on the level of US-Mexico trade; the condition of the world shipping market; the success of the Company's investment in new businesses; risks associated with the Company's reorganization and restructuring; the ability of the Company to reduce corporate overhead costs; the ability of management to manage growth and successfully compete in new businesses; and the ability of the Company to restructure or refinance its indebtedness. These risk factors and additional information are included in the Company's reports on Form 10-K and 20-F on file with the United States Securities and Exchange Commission.

Financial tables follow…

Grupo TMM, S.A.B. and subsidiaries
Balance Sheet*
– millions of pesos –

	December 31,	December 31,
	2012	2011

Current assets:
Cash and cash equivalents	1,089.0	1,075.7
Accounts receivable
Accounts receivable - Net	474.0	543.4
Other accounts receivable	298.5	244.9
Prepaid expenses and others current assets	170.7	161.3
Total current assets	2,032.3	2,025.3
Property, machinery and equipment	12,631.9	12,759.4
Cumulative Depreciation	(3,033.3)	(2,845.1)
Property, machinery and equipment - Net	9,598.6	9,914.3
Other assets	453.7	396.8
Deferred taxes	941.9	942.6
Total assets	13,026.5	13,279.0

Current liabilities:
Bank loans and current maturities of long-term liabilities	332.6	239.8
Suppliers	302.4	299.5
Other accounts payable and accrued expenses	1,030.4	751.1
Total current liabilities	1,665.4	1,290.3
Long-term liabilities:
Bank loans	799.5	828.2
Trust certificates debt	9,691.7	9,427.6
Other long-term liabilities	211.1	213.4

Total long-term liabilities	10,702.3	10,469.3
Total liabilities	12,367.7	11,759.6

Stockholders´ equity
Common stock	2,169.9	2,169.9
Retained earnings	(2,351.0)	(1,596.1)
Revaluation surplus	793.6	891.4
Cumulative translation adjusted	(18.3)
	594.2	1,465.1
Minority interest	64.6	54.3
Total stockholders´ equity	658.8	1,519.4

Total liabilities and stockholders´ equity	13,026.5	13,279.0

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Grupo TMM, S.A.B. and subsidiaries
Statement of Income*
– millions of pesos –

	Three months ended		Year ended
	December 31,		December 31,
	2012	2011	2012	2011

Ports and Terminals	101.4	81.5	350.9	330.9
Maritime	528.5	596.7	2,188.8	2,133.4
Logistics	194.3	208.5	795.1	880.6
Revenue from freight and services	824.3	886.6	3,334.7	3,344.9

Ports and Terminals	(80.5)	(65.2)	(280.8)	(252.2)
Maritime	(310.4)	(314.3)	(1,206.9)	(1,115.7)
Logistics	(202.2)	(219.8)	(827.6)	(898.7)
Cost of freight and services	(593.1)	(599.3)	(2,315.3)	(2,266.6)

Ports and Terminals	(3.7)	(4.3)	(15.3)	(15.3)
Maritime	(147.3)	(150.0)	(561.9)	(521.1)
Logistics	(11.8)	(162.4)	(106.2)	(246.4)
Corporate and others	(3.2)	(4.9)	(12.5)	(12.8)
Depreciation and amortization	(165.9)	(321.6)	(695.9)	(795.7)

Corporate expenses	(15.4)	(32.7)	(172.0)	(187.6)
Ports and Terminals	17.2	11.9	54.8	63.4
Maritime	70.9	132.4	420.1	496.5
Logistics	(19.7)	(173.7)	(138.8)	(264.5)
Corporate and others	(3.2)	(4.9)	(12.5)	(12.8)
Other(expenses)income-Net	0.4	(124.1)	96.4	(20.1)
Operating Income(loss)	50.3	(191.1)	248.0	74.9
Financial(expenses)income-Net	(245.3)	(233.2)	(937.8)	(996.7)
Exchange gain(loss)-Net	(6.7)	354.6	41.0	1,164.5
Net financial cost	(252.0)	121.4	(896.8)	167.8
Gain (loss) before taxes	(201.7)	(69.7)	(648.8)	242.7
Provision for taxes	(0.9)	30.8	(8.8)	(41.1)

Net gain (loss) for the period	(202.5)	(39.0)	(657.6)	201.6

Attributable to:
Minority interest	4.4	2.2	5.3	12.5
Equity holders of GTMM,S.A.B.	(206.9)	(41.1)	(662.9)	189.1

Weighted average outstanding shares (millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (dollars/share)	(2.02)	(0.40)	(6.49)	1.85

Outstanding shares at end of period(millions)	102.183	102.183	102.183	102.183
Income (loss) earnings per share (dollars/share)	(2.02)	(0.40)	(6.49)	1.85

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

 Grupo TMM, S.A.B. and subsidiaries
Statement of Cash Flows*
–millions of pesos–

	Year ended
	December 31,
	2012	2011

Cash flow from operation activities:
Net gain (loss) for the period	(657.6)	201.6
Charges (credits) to income not affecting resources:
Depreciation & amortization	781.6	909.7
Other non-cash items	785.6	(228.0)
Total non-cash items	1,567.2	681.8
Changes in assets & liabilities	31.2	(137.7)
Total adjustments	1,598.4	544.1
Net cash provided by operating activities	940.8	745.7

Cash flow from investing activities:
Proceeds from sales of assets	60.7	47.5
Payments for purchases of assets	(351.2)	(191.1)
Acquisition of share of subsidiaries	(54.3)
Paid to minority partners		(44.4)
Common stock decrease of subsidiaries		(30.4)
Net cash used in investment activities	(344.8)	(218.4)

Cash flow provided by financing activities:
Short-term borrowings (net)	(3.1)	9.7
Sale (repurchase) of accounts receivable (net)		(147.9)
Repayment of long-term debt	(787.5)	(1,354.5)
Proceeds from issuance of long-term debt	220.6	224.6
Net cash used in financing activities	(570.0)	(1,268.0)
Exchange losses on cash	(12.7)	(88.0)
Net increase (decrease) in cash	13.3	(828.8)
Cash at beginning of period	1,075.7	1,904.5
Cash at end of period	1,089.0	1,075.7

*Prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.